Exhibit 99.1

July 24, 2008



Board of Directors
Orient-Express Hotels Ltd.
22 Victoria Street
Hamilton HM 1179, Bermuda, BMU

Ladies and Gentlemen,

     We are writing to re-assert the objections to the Company's corporate governance structure that were raised by D. E. Shaw Valence Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C. (collectively, including their affiliates, the "D. E. Shaw group") at the most recent Annual General Meeting (the "AGM") of Orient-Express Hotels, Ltd. (the "Company"). As the D. E. Shaw group's representative stated at the AGM, these objections were endorsed by CR Intrinsic Investments, LLC ("CR Intrinsic" and, together with the D. E. Shaw group, "we," "us" or "our"). The D. E. Shaw group and CR Intrinsic beneficially own approximately 14% of the Company's Class A common shares.

     Since October 18, 2007, the Company's Class A common shares have fallen in value by 51%. We are particularly concerned that, as members of the Company's Board of Directors (the "Board"), you continue to support a corporate governance structure that immunizes yourselves and management from being answerable to the Company's shareholders. In any other Bermuda company, shareholders can influence management through their ability to vote for directors and ultimately hold the Board accountable for the Company's stock performance. In the case of the Company, however, the Board has chosen to continually reaffirm a governance structure that prevents the Company's owners from having any meaningful say in the Board's composition. We find it regrettable that the Board and its members have chosen to utilize this flawed structure to perpetuate their positions of authority and privilege at the expense of those with actual economic interests in the Company.

     While the Company has officially taken the position -- including in public filings with the U.S. Securities and Exchange Commission (the "SEC") -- that the Company's governance structure is sanctioned by Bermuda law, we have been advised by our Bermuda counsel that the Company's governance structure would not withstand scrutiny by a Bermuda court. Our Bermuda counsel are of the view that the Company's Class B shares were not lawfully acquired and cannot legally be held and voted by a wholly-owned subsidiary of the Company.

     Such a conclusion follows from a number of considerations.

     To the extent that the ownership structure of the Company is purportedly justified by the case of Stena vs. Sea Containers, our Bermuda counsel believe that the case's holding is unsustainable and is, in any event, inapposite to the Company's case. This is principally because the share structure of the Company appears to have been set up and financed for the purpose of giving the Board effective control over the voting power of the Class B shares. As a result and irrespective of the Sea Containers holding, our Bermuda counsel do not believe the Company's governance structure would survive a challenge based on common law principles of corporate


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ownership and ss.ss. 39, 42(A), and 42(B) of the Bermuda Companies Act 1981 (the
"Act"). In this regard, it should be noted that under the definitions of "subsidiary" and "holding company" in ss.ss. 86(1) and (2) of the Act, the Company is both the subsidiary and holding company of OEH Holdings and OEH Holdings is both the subsidiary and holding company of the Company, an ownership structure that is certainly not authorized by or compatible with the Act.

     Our Bermuda counsel have also advised us that the Company's structure is unlawful under the provisions of the Act governing when and how a company may purchase its own shares. At the time the Company facilitated the purchase of its Class B shares by OEH Holdings, ss.42A(6) of the Act provided that shares purchased by a company "shall be treated as cancelled" and that, in any case, no rights associated with such shares,, including voting, could be exercised by such company or its board of directors. The 2006 Amendments to the Act introduced the concept of "treasury shares," but made it clear that any company holding such shares "shall not exercise any rights in respect of those shares; including any right to attend and vote at meetings."

     Despite self-serving statements in the Company's SEC filings regarding the enhancement of shareholder value, the real purpose behind the Company's Class B super-voting structure (and in any event its effect) is to entrench and perpetuate the existing Board and enable it to avoid any accountability to the Company's Class A shareholders. Our U.S. counsel conducted a review of all Bermuda companies whose shares are publicly-traded in the United States and could not find another company that controls itself through the artifice of its own subsidiary. We are also unaware of any other publicly-traded U.S., U.K. or Caribbean company that owns and controls itself in this manner.

     We believe the Company's oppressive and untenable voting structure has created a significant and material overhang on the price of its Class A common shares. The Company's stated justification for such a structure also calls into question the accuracy of its filings with the SEC.

     As you know, our repeated objections to the Company's corporate governance structure have thus far gone unanswered. Given the legal uncertainties surrounding that structure, we believe that each member of the Board has a fiduciary duty to consider the substance of our concerns, and we would appreciate the opportunity to address them with you. If you think it useful, our Bermuda counsel would make themselves available to the Company's attorneys to discuss the Company's corporate governance structure in advance of that meeting.

         We would welcome your reply by no later than August 1, 2008. We, of course, reserve all of our rights as shareholders to pursue other available courses of action:


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Very truly yours,

D. E. Shaw Oculus Portfolios, L.L.C.

By:      D. E. Shaw & Co., L.L.C., as Managing Member



         By:      /s/ David Gibson
                  -------------------------------------
                  David Gibson
                  Authorized Signatory


D. E. Shaw Valence Portfolios, L.L.C.

By:      D. E. Shaw & Co., L.P., as Managing Member



         By:      /s/ David Gibson
                  -------------------------------------
                  David Gibson
                  Authorized Signatory

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CR Intrinsic Investments, LLC

By:      CR Intrinsic Investors, LLC



        By:      /s/ Michael Doniger
                  -------------------------------------
                  Michael Doniger
                  Authorized Signatory